EA Series Trust

19 East Eagle Road

Havertown, Pennsylvania 19083

December 13, 2022

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	EA Series Trust (the “Trust”)

Withdrawal of Post-Effective Amendments for Papi’s Money ETF (the “Fund”)

(File Nos. 333-195493 and 811-22961)

Ladies and Gentlemen:

On behalf of the Trust, I hereby submit this application for withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A, including all exhibits relevant to the Fund (the “Amendments”), pursuant to Rule 477(a) of the Securities Act of 1933, as amended, filed via EDGAR with the Securities and Exchange Commission. The Registrant respectfully requests that the Amendments be withdrawn because the Registrant does not intend to launch the Fund. No securities have been sold in connection with the proposed offering.

Post-Effective Amendment No.	Dated Filed	Submission Type	Accession No.
97	December 8, 2021	485APOS	0001829126-21-015995
109	February 17, 2022	485BXT	0001829126-22-003976
110	March 16, 2022	485BXT	0001829126-22-006179
117	April 15, 2022	485BXT	0001829126-22-008228
121	May 16, 2022	485BXT	0001829126-22-011076
129	June 13, 2022	485BXT	0001829126-22-013407
139	July 15, 2022	485BXT	0001829126-22-014361
147	August 5, 2022	485BXT	0001829126-22-015198
158	August 31, 2022	485BXT	0001829126-22-016337
170	September 23, 2022	485BXT	0001829126-22-017106
184	October 21, 2022	485BXT	0001829126-22-018167
194	November 18, 2022	485BXT	0001829126-22-019385

If you have any questions regarding this matter, please contact the undersigned at 215-882-9983 or Karen Aspinall, counsel to the Trust, at 949-629-3928.

/s/ John R. Vogel
John R. Vogel

Treasurer and Chief Financial Officer